                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

  [X] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2001.

                                       or

  [_] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from ___________to ____________.

                         Commission file number 1-12273


A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Roper Industries, Inc. Employees' Retirement Savings 003 Plan.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Roper Industries, Inc., 160 Ben Burton Rd., Bogart, GA 30622.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Roper Industries, Inc.:

We have audited the accompanying statements of net assets available for benefits of Roper Industries, Inc. Employees' Retirement Savings 003 Plan as of December 31, 2001 and 2000 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and nonexempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedules are the responsibility of the Plan's management. The schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                 Arthur Andersen LLP


April 25, 2002
Atlanta, Georgia

                             ROPER INDUSTRIES, INC.
                     EMPLOYEES' RETIREMENT SAVINGS 003 PLAN

                 Statement of Net Assets Available for Benefits

                           December 31, 2001 and 2000
                                 (In thousands)


                                                                                      2001         2000
                                                                                    -------       -------
Investments, at fair value, based upon quoted market prices                         $43,384       $46,491
                                                                                    -------       -------
Investments, at contract value, as determined by the Trustee                         17,306        14,819
                                                                                    -------       -------
Cash                                                                                     96            27
                                                                                    -------       -------

Contributions receivable:
   Participant withholdings                                                             332           330
   Employer matching                                                                    353           338
                                                                                    -------       -------
                                                                                        685           668
                                                                                    -------       -------

Net assets available for benefits                                                   $61,471       $62,005
                                                                                    =======       =======



        The accompanying notes are an integral part of these statements.

                             ROPER INDUSTRIES, INC.
                     EMPLOYEES' RETIREMENT SAVINGS 003 PLAN

           Statements of Changes in Net Assets Available for Benefits

                 For the years ended December 31, 2001 and 2000
                                 (In thousands)

                                                                       2001              2000
                                                                   -------------    --------------
Additions:
   Investment income (loss):
     Net depreciation in fair value of investments                 $      (4,628)   $       (8,133)
     Dividends                                                             1,288             2,675
     Interest                                                                 80                73
                                                                   -------------    --------------
       Total net investment loss                                          (3,260)           (5,385)
                                                                   -------------    --------------

   Contributions:
     Participant rollovers                                                   118               137
     Participant withholdings                                              3,188             3,249
     Employer matching                                                     3,248             2,996
                                                                   -------------    --------------
       Total contributions                                                 6,554             6,382
                                                                   -------------    --------------

       Total additions                                                     3,294               997
                                                                   -------------    --------------

Deductions:
   Benefits paid to participants                                           3,820             5,248
   Other                                                                       8                21
                                                                   -------------    --------------

       Total deductions                                                    3,828             5,269
                                                                   -------------    --------------

Net decrease in net assets available for benefits                           (534)           (4,272)

Net assets available for benefits, beginning of year                      62,005            66,277
                                                                   -------------    --------------

Net assets available for benefits, end of year                     $      61,471    $       62,005
                                                                   =============    ==============



        The accompanying notes are an integral part of these statements.

                             ROPER INDUSTRIES, INC.
                     EMPLOYEES' RETIREMENT SAVINGS 003 PLAN

                   Notes to Financial Statements and Schedules
                           December 31, 2001 and 2000


1.   Plan Description

     The following description of the Roper Industries, Inc. Employees' Retirement Savings 003 Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

     General
     -------

         The Plan is sponsored by Roper Industries, Inc. ("Roper" or "Employer"). It is a defined contribution retirement savings plan subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. Scudder Trust Company and Scudder Kemper Retirement Services ("Scudder") serve as trustee and record keeper, respectively.

     Eligibility
     -----------

         Employees of certain of Roper's subsidiaries become eligible to participate in the Plan after six months of continuous service provided the employee has attained 18 years of age. New employees of Roper resulting from certain mergers and acquisitions are credited for service with the prior company for eligibility and vesting purposes.

     Participant Contributions
     -------------------------

         Participants may make contributions in 1% increments of their eligible compensation, as defined by the Plan, within the range of 1% to 40%, for each payroll period in the form of (i) before-tax contributions (30% maximum), (ii) after-tax contributions or (iii) a combination of before-tax and after-tax contributions. Total participant contributions during the Plan's fiscal year may not exceed the ceiling established by the Internal Revenue Service ($11,000 for 2001 and $10,500 for 2000). A participant may withdraw all or part of after-tax contributions after filing a written application. Participants may change their rate of contributions up to four times per year.

     Employer Contributions
     ----------------------

         Roper contributes an amount equal to 3% of each participant's eligible compensation, matches 100% of the first 3% of a participant's compensation contributed to the Plan and matches 50% of the second 3% of a participant's compensation contributed to the Plan. Employer contributions are also limited by guidelines established by the Internal Revenue Service. Employer contributions can only be based on the first $200,000 and $170,000 of participant compensation in 2001 and 2000, respectively.

                             ROPER INDUSTRIES, INC.
                     EMPLOYEES' RETIREMENT SAVINGS 003 PLAN

                  Notes to Financial Statements and Schedules
                           December 31, 2001 and 2000


     Participant Accounts
     --------------------

         The Plan's trust consists of contributions by the participants and Roper and net earnings (losses) from investments. Investment appreciation or depreciation and investment earnings (losses) are credited to or deducted from participant accounts based on the ratio of each participant's account to the aggregate of all participant accounts within each fund on a daily basis.

     Investment Options
     ------------------

         Each participant may elect to have contributions invested in any of the investment funds offered by the Plan. At December 31,2001, the investment choices consisted of Roper common stock, Scudder Balanced Fund, Scudder Growth and Income Fund, Scudder International Fund, Scudder Large Company Growth Fund, Scudder Stable Value Fund, Scudder Stock Index Fund, INVESCO Dynamics Fund, Janus Worldwide Fund, Managers Special Equity Fund and PIMCO Total Return Fund. A participant can change investment choices at any time by calling the recordkeeper directly.

     Benefit Payments
     ----------------

         Upon separation of service, as defined by the Plan, participants may generally elect to receive their vested account balances in either a lump-sum payment or several forms of periodic installments. If vested account balances are less than $5,000, participants will automatically receive a lump-sum distribution.

     Vesting
     -------

         Participants are immediately vested in their contributions plus investment performance thereon. Employer contributions become vested to participants 20% after the first year of participation and an additional 20% after each additional year of participation, up to 100%.

     Termination
     -----------

         Roper may terminate, or partially terminate, the Plan or discontinue employer contributions to the Plan at any time, in which case all employer contributions and allocated earnings to each participant's account would become fully vested and nonforfeitable.

     Forfeitures
     -----------

         All forfeitures by participants, as defined by the Plan, are retained in the Plan and are used to pay Plan expenses and reduce Employer contributions. The Plan applied forfeited nonvested amounts of $115,000 and $140,000 against Employer contributions during the years ended December 31, 2001 and 2000, respectively.

                             ROPER INDUSTRIES, INC.
                     EMPLOYEES' RETIREMENT SAVINGS 003 PLAN

                   Notes to Financial Statements and Schedules
                           December 31, 2001 and 2000


     Participant Loans
     -----------------

         Participants may borrow up to the lesser of 50% of their vested account balance, 100% of the participant-contributed portion of their total account balance or $50,000. Generally, loans must be repaid within five years. The interest rate on such loans is 1 1/2 percentage points higher than the prime interest rate at the inception of the loan. A participant may have only one loan outstanding at any time. There is generally a 30-day waiting period between loans.


2.   Summary of Significant Accounting Policies

     Basis of Accounting
     -------------------

         The accompanying financial statements have been prepared on the accrual basis of accounting.

     Use of Estimates
     ----------------

         The preparation of the financial statements value in conformity with generally accepted accounting principles requires the plan's management to use estimates and assumptions that affect the net assets available for benefits and changes therein. Actual results could differ from these estimates.

     Investments
     -----------

         Investments, other than investment contracts, are stated at fair value based upon financial sources believed to be reliable. The Plan's investment in the Scudder Stable Value Fund is stated at contract value in accordance with Statement of Position 94-4, "Reporting for Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans." Participant loans are stated at the unpaid balances on individual participant accounts, which approximate fair value. Purchases and sales of investments are recorded on a trade-date basis.

         Investment securities, in general, are exposed to various risks, including credit, interest and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is possible that changes in values of investment securities will occur and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

         In the statement of changes in net assets available for benefits, net appreciation (depreciation) in fair value of investments includes realized gains or losses and the unrealized appreciation or depreciation of those investments.

         In-kind distributions of Plan assets are recorded at cost.

         Roper has multiple plans, including the Plan, covering its employees. Each subsidiary's employees generally participate in only a single plan. Participants transferring between companies and between plans are reported as a distribution by one plan and a rollover contribution by the other plan. Such transactions affecting the Plan during the years ended December 31, 2001 and 2000 included rollovers of none and $27,000, respectively, and distributions of $9,000 and $32,000, respectively.

                            ROPER INDUSTRIES, INC.
                     EMPLOYEES' RETIREMENT SAVINGS 003 PLAN

                   Notes to Financial Statements and Schedules
                           December 31, 2001 and 2000


     Expenses
     --------

         Roper pays substantially all administrative expenses of the Plan.



3.   Investments

     Investments that represented 5% or more of the Plan's net assets at December 31, 2001 or 2000 were as follows (in thousands):

                                                    2001             2000
                                                 -----------      -----------

         Scudder Stable Value Fund               $    16,229      $    13,895
         Scudder Large Company Growth Fund            11,492           15,102
         Roper common stock                            9,074            7,395
         Scudder Balanced Fund                         6,358            6,765
         INVESCO Dynamics Fund                         4,859            6,485


     The Plan's investments (including gains and losses on investments bought and sold as well as held during the year) appreciated (depreciated) as follows for the years ended December 31, 2001 and 2000 (in thousands):

                                                    2001             2000
                                                 -----------      -----------

         Mutual funds                            $    (7,503)     $    (6,831)
         Common trust funds                             (335)            (286)
         Common stock                                  3,210           (1,016)
                                                 -----------           ------

                                                 $    (4,628)     $    (8,133)
                                                 ===========      ===========


4.   Income Tax Status

     The latest determination letter applied to the Plan related to an amendment dated June 19, 2001, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code for qualified plans. The Plan has been amended since receiving the aforementioned determination letter. However, Roper believes the Plan is currently designed and administered in compliance with applicable requirements of the Internal Revenue Code. Therefore, Roper believes the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.


5.   Nonexempt Transactions

     For the year ended December 31, 2001, the Company on three occasions remitted participant contributions to the Plan outside of the time limit required by the Department of Labor (identified in

                             ROPER INDUSTRIES, INC.
                     EMPLOYEES' RETIREMENT SAVINGS 003 PLAN

                  Notes to Financial Statements and Schedules
                           December 31, 2001 and 2000


    schedule 2) by short periods of time, representing a nonexempt loan of funds to the Company from the Plan. The respective late contributions were contributed to the Plan in 2001 and were allocated to the participants' accounts.


6.  Related Party Transactions

    Certain Plan investments are shares of mutual funds or common trust funds managed by Scudder Trust Company. Scudder Trust Company is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest.

    Certain Plan investments are shares of Roper common stock. Roper is the sponsor of the Plan.

                                                                      Schedule 1

                             ROPER INDUSTRIES, INC.
                     EMPLOYEES' RETIREMENT SAVINGS 003 PLAN

            Schedule H, 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2001
                                 (In thousands)

                                                              (c)
                                                   Description of investment
                     (b)                        including maturity date, rate of                     (e)
          Identity of issuer, borrower             interest, collateral, par              (d)      Current
 (a)           or similar party                        or maturity value                 Cost       value
-----  ------------------------------------ ----------------------------------------    ------   -----------
       Mutual funds:
  *     Scudder Balanced Fund                             364 shares                          (1) $   6,358
  *     Scudder Growth and Income Fund                     69 shares                          (1)     1,444
  *     Scudder International Fund                         29 shares                          (1)     1,064
  *     Scudder Large Company Growth Fund                 449 shares                          (1)    11,492
        INVESCO Dynamics Fund                             305 shares                          (1)     4,859
        Janus Worldwide Fund                               64 shares                          (1)     2,812
        Managers Special Equity Fund                       14 shares                          (1)       990
        PIMCO Total Return Fund                           254 shares                          (1)     2,659

       Common trust funds:
  *     Scudder Stable Value Fund                      16,229 units                           (1)    16,229
  *     Scudder Stock Index Fund                           80 units                           (1)     2,632

       Common stock:
  *     Roper                                             183 shares                          (1)     9,074

       Other:
  *     Various Plan participants                  Unsecured fixed-rate loans,                (1)     1,077
                                             interest rates range from 5.75 to 9.25%
                                                                                                  ---------

                                                                                                  $  60,690
                                                                                                  =========

                       * Parties-in-interest to the Plan.
                            (1) Participant-directed.




          The accompanying notes are an integral part of this schedule.

                                                                      Schedule 2

                             ROPER INDUSTRIES, INC.
                     EMPLOYEES' RETIREMENT SAVINGS 003 PLAN

                  Schedule G, Part III - Nonexempt Transactions

                      For the year ended December 31, 2001
                                 (In thousands)


Identity of Issuer or Party Involved   Relationship to Plan    Description of Investment                Value of Assets
-----------------------------------------------------------------------------------------------------------------------
* Roper Industries, Inc.                   Plan sponsor        Deemed loan to the Company Feb 2001                  337
* Roper Industries, Inc.                   Plan sponsor        Deemed loan to the Company March 2001                270
* Roper Industries, Inc.                   Plan sponsor        Deemed loan to the Company August 2001               227




* Represents a party-in-interest



          The accompanying notes are an integral part of this schedule.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                   Roper Industries, Inc. Employees' Retirement Savings 003 Plan
                   -------------------------------------------------------------
                                         (Name of Plan)


                   By: Roper Industries, Inc., Plan Administrator

                   By:     /s/  Martin S. Headley
                       ---------------------------------------------------------
                                           (Signature)
                       Martin S. Headley                          April 30, 2002
                       Vice President and Chief Financial Officer

                    CONSENTOF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation by reference of our report dated April 25, 2002, included in this annual report of the Roper Industries, Inc. Employees' Retirement Savings 003 Plan on Form 11-K for the year ended December 31, 2001, into the Plan's previously filed Registration Statement Nos. 33-71094 and 333-35672.

                                          Arthur Andersen LLP

Atlanta, Georgia
April 30, 2002